American Bonanza Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
For the nine months ended September 30, 2005

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2005	2004

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,441,658	9,467,224
Amounts receivable	111,595	55,454
Prepaid expenses	65,824	81,629
Marketable securities (note 5)	10,200	10,200
	5,629,277	9,614,507
MINERAL PROPERTIES (note 6)	53,088,811	18,826,688
DEFERRED BUSINESS ACQUISITION COSTS (note 4)	-	216,958
OFFICE EQUIPMENT, net	34,601	30,510
	58,752,689	28,688,663

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 6(a)(ii) and 6(b)(i))	719,715	863,867
Loan and interest payable (note 7)	-	-
	719,715	863,867
ASSET RETIREMENT OBLIGATION	198,217	-
FUTURE INCOME TAXES	3,614,654	328,654
	4,532,586	1,192,521
SHAREHOLDERS' EQUITY
Share capital (note 8)	51,513,713	42,501,881
Contributed surplus (notes 3 and 8)	4,821,395	3,328,077
Cumulative currency translation adjustment	43,031	43,031
Deficit	(2,158,036)	(18,376,847)
	54,220,103	27,496,142
	58,752,689	28,688,663

SUBSEQUENT EVENT (notes 6(b)(i), 6(c) and 8)
CONTINGENT LIABILITIES (notes 6(a)(iv) and 6(b)(i))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2005	2004	2005	2004

	$	$	$	$
EXPENSES (INCOME)
General and administrative (note 9)	237,486	298,303	1,061,733	877,319
Exploration	54,192	72,066	214,411	267,115
Business development	73,328	75,264	252,379	113,584
Amortization	3,174	3,174	9,523	9,522
Interest	12,860	-	58,834	-
Stock based compensation (note 8)	160,899	-	900,599	-
Capital taxes	-	28,206	-	28,206
Foreign exchange	33,299	58,775	68,982	30,831
Write-down of marketable securities	-	-	-	7,500
	575,238	535,788	2,566,461	1,334,077

Interest income and other	(28,756)	(79,176)	(101,320)	(244,468)

NET LOSS	(546,482)	(456,612)	(2,465,141)	(1,089,609)

DEFICIT, beginning of period	(1,611,554)	(17,790,113)	(18,376,847)	(14,282,149)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 3 and 8)	-	-	-	(2,874,967)

ELIMINATION OF ACCUMULATED
DEFICIT (note 8)	-	-	18,683,952	-

DEFICIT, end of period	(2,158,036)	(18,246,725)	(2,158,036)	(18,246,725)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.04)	(0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES	81,455,586	47,007,338	67,989,230	45,018,615

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(546,482)	(456,612)	(2,465,141)	(1,089,609)
Items not affecting cash
Amortization	3,174	3,174	9,523	9,522
Write-down of marketable securities	-	-	-	7,500
Stock based compensation	160,899	-	900,599	-

	(382,409)	(453,438)	(1,555,019)	(1,072,587)
Changes in non-cash operating accounts
Amounts receivable	42,579	(27,090)	27,341	(188,440)
Accounts payable and accrued liabilities	(7,964)	3,221	(616,118)	(187,485)
Prepaid expenses	(54,761)	(40,505)	26,815	(7,290)

	(402,555)	(517,812)	(2,116,981)	(1,455,802)
INVESTING ACTIVITIES
Copperstone property	(1,291,527)	(2,287,588)	(4,895,750)	(4,243,195)
Other mineral properties	(213,424)	(102,950)	(322,859)	(524,700)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 4)	-	-	(20,071)	-
Office equipment	-	(4,521)	(14,085)	(4,521)

	(1,504,951)	(2,395,059)	(5,252,765)	(4,772,416)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	4,001,562	-	4,797,520	4,249,777
Repayment of loan (note 7)	(744,305)	-	(1,453,340)	-

	3,257,257	-	3,344,180	4,249,777

INCREASE (DECREASE) IN CASH	1,349,751	(2,912,871)	(4,025,566)	(1,978,441)

CASH AND CASH EQUIVALENTS,
beginning of period	4,091,907	14,340,725	9,467,224	13,406,295

CASH AND CASH EQUIVALENTS, end of period	5,441,658	11,427,854	5,441,658	11,427,854

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	12,860	-	58,834	-

Income taxes paid	-	-	-	-

Non-cash financing and investing transactions:
Fair value of common shares issued on acquisition
of Taurus and Fairstar’s mineral interests (note 4)	-	-	22,898,264	-

Fair value of options and warrants issued on
acquisition of Taurus (note 4)	-	-	592,719	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation”) is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

The Corporation was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The company was formed in anticipation of the acquisition discussed in note 4.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements of the Corporation and Bonanza. The comparative figures as at December 31, 2004 and for the nine months ended September 30, 2004 are those of Bonanza pursuant to continuity of interests accounting requirements described in note 4. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. The unaudited consolidated financial statements should be read in conjunction with the Corporation’s and Bonanza’s annual audited consolidated financial statements for the periods ended December 31, 2004.

3.	CHANGE IN ACCOUNTING POLICIES

The Corporation has a stock-based compensation plan, which is described in note 8. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

	(i)	Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

	(ii)	Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

	(iii)	Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction is 74,330,926.

Each of the transactions under Part (A) and Part (B) above has been accounted for using the purchase method. The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.‘S MINERAL INTERESTS (continued)

The preliminary allocation of the cost to purchase based upon management’s valuation process are as follows:

	Taurus (A)	Fairstar (B)
	$	$

Net assets acquired:
Current assets	1,091,068	-
Mineral properties	21,770,209	7,268,000
	22,861,277	7,268,000

Liabilities assumed:
Current liabilities	(471,966)	-
Currrent loan and interest payable	(1,453,340)	-
Non-current liabilities	(193,383)	-
Future income tax liabilities	(1,778,000)	(1,508,000)
	(3,896,689)	(1,508,000)

	18,964,588	5,760,000

Consideration given:
Option and warrant consideration	592,719	-
Share consideration	17,438,264	5,460,000
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

The Corporation will undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 were included as a cost of the acquisition and were determined using the following weighted average assumptions:

Risk free interest rate	1%
Expected dividend yield	0%
Stock price volatility	66%
Expected life of options	1.3 years

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

5.	MARKETABLE SECURITIES

As at September 30, 2005, the Corporation held the following marketable securities:

	Number of	September 30,	December 31,
	Shares	2005	2004
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	10,200

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 6(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $10,200 at December 31, 2004 and $17,400 at September 30, 2005.

6.	MINERAL PROPERTIES

	September	December 31,
Project	30,	2004
	2005
	$	$
Copperstone (a)	20,959,760	16,064,009
Taurus and Fairstar mineral interests (b)	29,289,210	-
Pamlico (c)	1,742,805	1,732,170
Gold Bar (c)	888,545	857,445
Other (d)	208,491	173,064

	53,088,811	18,826,688

(a)	Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic which was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D- Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(i)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(ii)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(iii)

assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(iv)

assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(v)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(vi)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement; and,

(vii)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement.

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US$180,000 as a contingent liability in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2005 and the claims held are in good standing until August 2006.

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

	(b)	Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus' principal projects interests are located in Quebec, Ontario and British Columbia and summarized as follows:

(i)	Fenelon Project, Quebec

Taurus' principal property is the Fenelon gold property located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property. The Fenelon property consists of 454 mining claims totaling 17,830 acres. The Corporation, through Taurus and 071882 B.C. Ltd., holds a 100% interest in the Fenelon project as a result of the Arrangement summarized in note 4.

Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, Taurus has a 62% interest in the Fenelon Project and Fairstar held the remaining 38% interest prior to the Arrangement.

Cyprus is entitled to payments of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of commercial production. Once these payments have been made, Cyprus will relinquish all of its rights in respect of the Fenelon property in exchange for a royalty. Cyprus will be entitled to a minimum 1% net smelter return (“NSR”) royalty and a maximum 2% NSR royalty on properties not subject to other royalty burdens. This royalty is only applicable to Taurus' 62% interest in the Fenelon project.

Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 6% net profit royalty interest in the Fenelon Project was payable by Taurus to Stonegate Management Limited on Taurus' 62% interest in the Fenelon Project pursuant to a loan agreement described in note 7.

Ross-Finlay 2000 Inc (“Ross-Finlay”), the mining contractor for the Fenelon test-mining program conducted in 2004, has filed, before the Superior Court of Quebec, an action for recovery of an account stating that Taurus owes to Ross-Finlay an amount of $401,900. Taurus disputed Ross Finlay‘s claim and filed a defence and counterclaim in the amount of $390,000. The amount claimed by Ross-Finlay was recorded as a contingent liability in accounts payable as at September 30, 2005.

On November 10, 2005 the Corporation negotiated a settlement with Ross-Finlay whereby for the transfer of certain assets held by Ross-Finlay the Corporation agreed to pay $75,000 as final payment for all past services rendered. This settlement reduces the recorded contingent liability by $326,900.

(ii)	Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in north western British Columbia. The Taurus Project consists of 46 mining claims. Pursuant to an agreement (the "Sable Agreement") between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly “Hera Resources Inc.”) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten claim units are subject to a 2.5% NSR royalty payable to Sable.

(iii)	Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn a 100% interest in the Cyprus Properties, Taurus must make cumulative combined payments of US$450,000 in three installments of US$150,000 each for only one of projects included in the exploration portfolio, with the first installment to be paid on the achievement of commercial production from any one of the four properties. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Agreement with Cyprus will be entitled to certain royalties from the properties. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

(iv)	Northshore Project, Ontario

The Northshore gold property is 100% owned by Taurus and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c)	Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico, Gold Bar, Golden Arrow, Gilbert and Snowstorm properties. During 2001, the Corporation returned the Golden Arrow project to the property vendor and released the Gilbert, Snowstorm and other mineral claims.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims held are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

Subsequent to September 30, 2005 the Corporation returned the Pamilco project to the property vendor and will recognize a write-down of approximately $1,742,805 in the year.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions. Joint venture funding of approximately $540,000 has been received or accrued as at September 30, 2005 (December 31, 2004 - $540,000).

(d)	Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

7.	LOAN AND INTEREST PAYABLE

In connection with the Arrangement, as summarized in note 4, the Corporation, through Taurus, assumed a loan facility with Stonegate Management Limited (“Stonegate”). In August 2000, Taurus entered into a loan agreement with Stonegate, a private corporation, for US$1,000,000 (“principal”) which was to be used for purposes of funding development work at the Fenelon Gold Project. During 2003, the amended terms of the loan agreement provided for repayment of the principal, together with interest at a rate of 15% per annum by December 1, 2005. In addition, Stonegate was granted a net profits royalty of 6% on Taurus’s share (62%) of the profits from the Fenelon Project and 600,000 common share purchase warrants to purchase common shares of the Corporation at $1.50 per common share (adjusted to reflect the Arrangement) which expire on December 1, 2005.

On June 1, 2005 the Corporation revised the terms of the loan agreement whereby the net profits interest would be reduced to 2% on the entire Fenelon project rather than 6% of 62% of the project, repay $US400,000 of principal, pay accrued interest to May 31, 2005 of US$231,813 and extend the common share purchase warrants to December 1, 2007. Under the amended terms, the Corporation repaid US$400,000 of principal and accrued interest to May 31, 2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation at a deemed price of $0.65 per common share. All shares issued pursuant to this transaction will be subject to resale restrictions on a quarterly non- cumulative basis over a twelve month period. In addition, the Corporation has the right to repay the remaining balance

7.	LOAN AND INTEREST PAYABLE (continued)

of the loan at any time, and must repay the loan upon the earlier of its next equity or debt financing, and December 1, 2005. On August 12, 2005 as a result of the private placement completed on August 5, 2005 (note 8) the Corporation completely repaid the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement and of the Corporation subsequent to the Arrangement are as follows:

	Number of
	Common
Issued	Shares	Amount
		$
Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,875,616	4,293,127

Balance, December 31, 2004	188,284,350	42,501,881

Shares issued for:
Effect of share exchange from the Arrangement (note 4)	(141,213,262)	-
Shares issued on acquisition of Taurus (note 4)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 4)	6,500,000	5,460,000
Shares issued on loan repayment (note 7)	1,224,551	795,958
Private placement	9,762,000	4,392,900
Share issue costs	-	(391,338)
Elimination of accumulated deficit	-	(18,683,952)

Balance, September 30, 2005	85,317,476	51,513,713

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 units at a price of $0.45 per unit totaling $714,600. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of units sold totaling 166,740 warrants. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share or Unit, as applicable. All securities issued in connection with the private placement are subject to a minimum four month hold period until December 6, 2005.

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

Contributed Surplus

The effect of retroactively adopting the fair value based method for options granted to directors, officers and employees, without restatement, is to increase contributed surplus and the opening deficit by $2,874,967 as at January 1, 2004 as described in note 3:

2005
$
Balance, December 31, 2003	232,542
Adjustment to reflect change in accounting for stock options (note 3)	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 4)	592,719
Stock-based compensation (note 8)	900,599
Balance, September 30, 2005	4,821,395

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 4) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit at closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on March 24, 2005. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted subsequent to March 24, 2005 may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at September 30, 2005, the Corporation has granted stock options to acquire an aggregate of 7,462,500 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share exercisable at varying times up until June 24, 2012. The below information has been restated to reflect the exchange ratio discussed in note 4(i):

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20

Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 4)	820,000	$1.22
Expired	(30,000)	$0.60
Cancelled	(420,000)	$1.41
Granted	2,965,000	$0.43
Balance, September 30, 2005	7,462,500	$0.84

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at September 30, 2005:

Number of
Options	Exercise Price	Expiry Date
400,000	$0.60	December 22, 2005
552,500	$0.40	March 4, 2007
850,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,562,500	$1.68	October 27, 2008
120,000	$1.50	January 8, 2009
337,500	$1.20	May 17, 2009
140,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
525,000	$0.45	July 14, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
20,000	$0.60	June 24, 2012

7,462,500

During the period ended September 30, 2005, under the fair value based method, $900,599 in compensation expense was recorded for options granted to employees and charged to operations. The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Risk free interest rate	4.2%
Expected dividend yield	0%
Stock price volatility	89%
Expected life of options	4.9 years

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 12,759,716 common shares. The below information has been restated to reflect the exchange ratio discussed in note 4 (i):

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.84
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.25
Warrants issued on acquisition (note 4)	4,116,335	1.46
Warrants issued on Financing	1,532,920	0.51
Expired	(494,955)	1.20
Balance, September 30, 2005	12,759,716	1.25

American Bonanza Gold Corp.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

The following table summarizes warrants outstanding and exercisable at September 30, 2005:

Number of
warrants	Exercise Price	Expiry Date
1,598,333	$0.68	October 18, 2005
957,217	$1.40	October 23, 2005
600,000	$1.50	December 1, 2005 (note 7)
2,528,380	$1.50	December 31, 2005
438,350	$2.00	June 30, 2006
54,650	$2.00	July 15, 2006
5,049,866	$1.40	October 23, 2006
683,340	$0.45	August 5, 2007
849,580	$0.56	February 5, 2008
12,759,716

The weighted average exercise price of these warrants is $1.25 per share.

Subsequent to September 30, 2005 1,598,333 warrants at an exercise price of $0.68 and 957,217 warrants at an exercise price of $1.40 expired.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	Nine Months Ended September 30,
	2005	2004
	$	$

Management fees, consulting and salaries	416,359	418,172
Employee severance	82,500	-
Office and administration	44,161	23,510
Insurance	68,437	95,030
Public company expenses	450,276	340,607
	1,061,733	877,319